[redacted]

13025355

SECU ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/2012 (MM/DD/YY) AND ENDING 06/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S. G. Long & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

283 West Front Street, Suite 302
(No. and Street)

Missoula, MT 59802
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott G. Long 406-721-0999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

601 West Riverside, Suite 1800	Spokane,	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott G. Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S. G. Long & Company, as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman of the Board / CCO

Title

Notary Public

KIM SMITH
NOTARY PUBLIC for the
State of Montana
Residing at Missoula, MT
My Commission Expires
August 16, 2014.

KIM SMITH NOTARIAL SEAL STATE OF MONTANA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

100 years THAT COUNTS

Report of Independent Registered Public Accounting Firm and Financial Statements With Supplementary Information for

S.G. Long & Company

(A Wholly Owned Subsidiary of S.G. Long Financial Service Corp.)

June 30, 2013

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

CONTENTS

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
S.G. Long & Company

Report on Financial Statements

We have audited the accompanying statement of financial condition of S.G. Long & Company (a wholly owned subsidiary of S.G. Long Financial Service Corp.) (the Company), as of June 30, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S.G. Long & Company as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Spokane, Washington
August 21, 2013

S.G. LONG & COMPANY
STATEMENT OF FINANCIAL CONDITION

ASSETS

	June 30, 2013
Cash and cash equivalents	$ 63,289
Receivables	
Clearing organizations	36,187
Other	10,365
Prepaid expenses	14,633
Deposits	50,000
Total assets	$ 174,474

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 552
Accrued expenses	56,476
Total liabilities	57,028
STOCKHOLDER'S EQUITY	
Common stock, no stated value; 50,000 shares authorized; 31,367 shares issued and outstanding	87,648
Additional paid-in capital	155,000
Accumulated deficit	(125,202)
Total stockholder's equity	117,446
Total liabilities and stockholder's equity	$ 174,474

See accompanying notes.

STATEMENT OF OPERATIONS

	Year Ended June 30, 2013
REVENUES	
Commissions and trails	$ 597,314
Managed accounts fees	180,376
Outside fees	244,243
Administrative services	38,288
	1,060,221
EXPENSES	
Cost sharing fees	263,578
Commissions and trails payout	253,042
Managed and outside fees payouts	249,977
Broker expenses and charges	86,496
Office salaries	67,494
Executive salaries	36,333
Payroll taxes	34,721
Insurance	25,975
Professional fees	24,723
Taxes and licenses	23,068
Computer and stock quotes	22,284
Retirement plan contribution	18,566
Dues and subscriptions	15,891
Travel and entertainment	14,220
Office supplies and postage	9,645
Advertising	5,967
Other expenses	5,896
Training	4,043
Utilities	2,294
Contributions	1,415
	1,165,628
Loss from operations	(105,407)
OTHER INCOME	
Investment income	1,537
Net loss	$ (103,870)

See accompanying notes.

S.G. LONG & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock		Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, beginning of year	31,367	$ 87,648	$ 55,000	$ (21,332)	$ 121,316
Net loss	-	-	-	(103,870)	(103,870)
Capital contribution	-	-	100,000	-	100,000
Balance, end of year	31,367	$ 87,648	$ 155,000	$ (125,202)	$ 117,446

See accompanying notes.

	Year Ended June 30, 2013
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (103,870)
Adjustments to reconcile net loss to net cash from operating activities	
Change in assets and liabilities	
Receivables	705
Prepaid expenses	(2,463)
Accounts payable and accrued liabilities	7,090
Net cash from operating activities	(98,538)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from capital contributions	100,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	1,462
CASH AND CASH EQUIVALENTS, beginning of year	61,827
CASH AND CASH EQUIVALENTS, end of year	$ 63,289

See accompanying notes.

Note 1 - Summary of Significant Accounting Policies

Operations - S.G. Long & Company (Company) is an independent brokerage firm operating in Missoula, Montana, and Plano, Texas, with representatives registered in various states. The Company operates as an introducing broker and is a registered investment advisor. The Company is registered as an insurance agency in the state of Montana for sales of life insurance and annuity products. Effective February 1, 2006, the Company became a wholly-owned subsidiary of S.G. Long Financial Service Corp. These financial statements reflect the statement of financial condition and results of operations of S.G. Long & Company, and accordingly, do not include the accounts of its parent S.G. Long Financial Service Corp. or its affiliate S.G.L. Investment Advisors, Inc. The holding company, S.G. Long Financial Service Corp. and its wholly-owned subsidiary, S.G.L. Investment Advisors, Inc., were organized and incorporated effective January 1, 2006. Intercompany accounts with these related corporations have not been eliminated in the accompanying financial statements.

Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Receivables - Receivables consist primarily of commissions due from mutual funds and the Company's clearing broker, and are typically received upon settlement of the transaction. Accordingly, management has determined that an allowance for doubtful receivables is not necessary based on a review of historical losses (none) and industry and economic conditions.

Investments - Marketable securities consisting primarily of money market accounts are valued at fair value and reported as a cash equivalent.

Revenue recognition - Securities transactions and related revenue and expenses are recorded on a trade date basis.

Managed account fees - Managed account fees are billed on a quarterly basis at the beginning of the quarter. Quarterly fees due from the Company's affiliate, S.G.I. Investment Advisors, are allocated over three months and billed at the beginning of each month. Any account refunds or credits are prorated over the remainder of the quarter. Included in managed fees are wrap fees, which are billed on a quarterly basis at the end of each quarter.

Administrative services - Administrative services are billed on a monthly basis at the end of the month.

Advertising - The Company expenses the costs of advertising as incurred.

Note 1 - Summary of Significant Accounting Policies (continued)

Income taxes - Deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The current and noncurrent portion of these deferred tax assets and liabilities are classified in the statement of financial condition based on the respective classification of the assets and liabilities, which give rise to such deferred income taxes. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in tax expense in the period that includes the enactment date. The aforementioned income tax effects reflect application of current guidance under accounting standards generally accepted in the United States of America and tax regulations to Company balances. The Company files a consolidated return with its parent corporation, S.G. Long Financial Service Corp., and the parent corporation will allocate tax effects to the Company based on the Company's financial statement results.

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Income Taxes*, relating to accounting for uncertain tax positions on July 1, 2009, which had no financial statement impact to the Company. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 5 for additional details.

Deposits - The Company has an agreement with RBC Correspondent Services (RBC), a division of RBC Capital Markets, whereby RBC clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 90 days prior written notice of either party. The Company is subject to a termination fee if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to, and does maintain a deposit in the amount of $50,000 held at RBC as of June 30, 2013.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Subsequent events - The Company has evaluated subsequent events through August 21, 2013, the date the audited financial statements were available to be issued, and has recognized the effects of those subsequent events, if any, as required by accounting principles generally accepted in the United States of America.

Note 2 - Cash and Cash Equivalents

At June 30, 2013, the Company's cash and cash equivalents consisted of:

Bank accounts	$	10,359
Money market accounts		52,930
	$	63,289

Note 3 - Related Party Transactions

The Company has entered into a cost sharing agreement with its parent, S.G. Long Financial Service Corp., and affiliate, S.G.L. Investment Advisors, Inc., effective July 1, 2011, to allocate shared administrative expenses and fixed assets among the three companies. The Company pays a fixed monthly amount for its allocation of shared expenses. Included in these expenses are rent, salaries, depreciation, and office expense. The Company's cost sharing expense was $263,578 for the year ended June 30, 2013.

The Company had a payable recorded of $161 at June 30, 2013, due to its parent comprised of administrative services.

Note 4 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-l), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregated indebtedness to net capital ratio would exceed 10 to 1). At June 30, 2013, the Company had net capital of $102,448, which was $52,448 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.56 to 1.

Note 5 - Income Taxes

The Company has deferred income tax assets of $29,443 that relate to timing differences between book and tax deductions for the Company. Since the Company's taxable income is reported in the consolidated tax return of its parent, S.G. Long Financial Service Corp., the realization of the deferred income tax assets depends on consolidated taxable income in future periods. A 100% valuation allowance has been established since consolidated taxable income in future periods is not reasonably assured. Accordingly, the net amount of deferred income taxes recorded on the Company's statement of financial condition was $-0- as of June 30, 2013.

Note 5 – Income Taxes (continued)

The Company files income tax returns in the U.S. Federal and Montana State jurisdictions. The Company is no longer subject to tax examinations by the U.S. and state tax authorities for years before 2009. The Company does not have any uncertain tax positions. As of June 30, 2013, there is no accrued interest or penalties recorded in the financial statements.

Note 6 – Retirement Plan

The Company sponsors a 401(k) plan (Plan) covering employees over the age of 18 years with a minimum of six months of service, as defined in the Plan document. Under a safe-harbor requirement, the Company matches up to 4% of compensation and vesting of these safe-harbor matching contributions is immediate. The employee may also elect to contribute to the Plan with no stated limitation other than those imposed by the Internal Revenue Code. The Company may elect to make discretionary profit sharing and additional matching contributions to the Plan. Such Company discretionary contributions vest ratably over six years. In 2013, there were no profit sharing or additional matching contributions. The Company's safe-harbor matching contributions to the Plan totaled $18,566 in 2013.

SUPPLEMENTARY INFORMATION

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

	June 30, 2013
Total stockholder's equity	$ 117,446
Nonallowable assets	
Nonallowable receivables	365
Prepaid expenses	14,633
	14,998
Net capital	$ 102,448
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on aggregate indebtedness)	$ 3,802
Minimum dollar requirement	$ 50,000
Net capital	102,448
Excess net capital (net capital less minimum dollar requirement)	$ 52,448
Total aggregate indebtedness per statement of financial condition	$ 57,028
Ratio of aggregate indebtedness to net capital	56%

The computation of net capital pursuant to SEC Rule 15c3-1 as of June 30, 2013, computed by the Company in its Form X-17A-5, Part IIA, does not differ materially from the above computation, which is based on audited financial statements.

S.G. LONG & COMPANY
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE RQUIREMENTS UNDER SEC RULE 15c3-3

S.G. Long & Company is exempt from Securities and Exchange Commission Rule 15c3-3 under subsection (k)(2)(ii).

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
S.G. Long & Company

In planning and performing our audit of the financial statements of S.G. Long & Company (Company) for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company's financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 (continued)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at June 30, 2013, to meet the SEC's objectives

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 (continued)

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
August 21, 2013

100 THAT COUNTS years

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to the SIPC Assessment Required by SEC Rule 17a-5

S.G. Long & Company

Period from July 1, 2012, to June 30, 2013

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

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MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
S.G. Long & Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from July 1, 2012, to June 30, 2013, which were agreed to by S.G. Long & Company (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows. In performing the procedures listed below, differences of less than $1 were not considered a difference requiring reporting.

1. Compared assessment payments in Form SIPC-7 with respective cash disbursement records; noted no differences.
2. Compared amounts reported on Company's annual filing of audited financial statements for the year ended June 30, 2013, with the amounts reported in Form SIPC-7 for the period from July 1, 2012, to June 30, 2013; noted no differences.
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company; noted no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments in Form SIPC-7; noted no differences.
5. We were unable to compare the amount of overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, as there was no such overpayment stated on Form SIPC-7, and management represented to us no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
August 21, 2013

S.G. LONG & COMPANY
SCHEDULE OF PRIOR PAYMENTS APPLIED TO THE SECURITIES INVESTOR PROTECTION CORPORATION FOR THE PERIOD FROM JULY 1, 2012, TO JUNE 30, 2013

Date Paid	Payment
February 11, 2013	$ 245

100 years THAT COUNTS

Communication of
Internal Control Related Matters

S.G. Long & Company
(A Wholly-Owned Subsidiary of
S.G. Long Financial Service Corp.)

June 30, 2013

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

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COMMUNICATION OF INTERNAL CONTROL RELATED MATTERS

To the Board of Directors
S.G. Long & Company

In planning and performing our audit of the financial statements of S.G. Long & Company (Company) as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

CONTROL DEFICIENCY

Due to the limited number of people working for the Company, many of the critical duties are combined and assigned to the available employees. Presently, a single individual performs the majority of the accounting functions. As a compensating control, we noted that management performs a detailed review of the budget and all account reconciliations on a monthly basis.

- ☐ We recommend the segregation of duties be reviewed and adjusted where possible to serve as a check and balance to maintain the best control system as possible.

This communication is intended solely for the information and use of management, the Board of Directors, others within the Company, and is not intended to be, and should not be used by anyone other than these specified parties.

We appreciate the opportunity to provide professional accounting services to S.G. Long & Company and the courtesy and cooperation extended to us during the audit. We are very grateful for the opportunity to be of service to S.G. Long & Company.

Moss Adams LLP

Spokane, Washington

Report to the Board of Directors

S.G. Long & Company
(A Wholly-Owned Subsidiary of
S.G. Long Financial Service Corp.)

June 30, 2013

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

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MOSS ADAMS LLP
Certified Public Accountants | Business Consultants

August 21, 2013

To the Board of Directors
S.G. Long & Company

We have audited the financial statements of S.G. Long & Company (Company) as of and for the year ended June 30, 2013, and have issued our report thereon dated August 21, 2013. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under Auditing Standards Generally Accepted in the United States of America

As stated in our engagement letter dated July 11, 2013, our responsibility, as described by professional standards, is to form and express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of your responsibilities.

Our responsibility is to plan and perform the audit in accordance with auditing standards generally accepted in the United States of America, and to design the audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we considered the Company's internal control solely for the purposes of determining our audit procedures and not to provide assurance concerning such internal control.

We are also responsible for communicating significant matters related to the financial statement audit that, in our professional judgment, are relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

Other Information in Documents Containing Audited Financial Statements

Our responsibility for the supplementary information on pages 11 and 12 of the financial statements containing Schedules I and II are required by Rule 17a-5 under the Securities Exchange Act of 1934, and is not a required part of the basic financial statements. However, such information has been subjected to the auditing procedures applied in the audit of the basic financial statements. We have issued an opinion on the schedules in relation to the basic financial statements taken as a whole.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in our engagement letter dated July 11, 2013.

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company are described in Note 1 to the financial statements. No new accounting policies were adopted and there were no changes in the application of existing policies during the fiscal year ended June 30, 2013. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There are no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Significant Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

Financial Statement Disclosures

The disclosures in the financial statements are consistent, clear, and understandable. Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users.

Significant Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. None of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

The attached schedule summarizes uncorrected misstatements of the financial statements. Management has determined their effects are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated August 21, 2013.

Management Consultation with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" in certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the Board of Directors and management of S.G. Long & Company and is not intended to be, and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington

SCHEDULE A: UNCORRECTED MISSTATEMENTS OF THE FINANCIAL STATEMENTS

	Debit/(Credit)			
Reversing effect of passed adjusting journal entries for June 30, 2012	**Assets**	**Liabilities**	**Equity**	**Impact on Net Income (Increase) Decrease**
To account for underaccrued expenses as of June 30, 2012	$ -	$ -	$ 3,678	$ (3,678)
To adjust accrued nonnetwork income to reflect the amount received in July 2012 that was earned in June 2012	-	-	1,478	(1,478)
Reversing effect of prior year (June 30, 2012) passed entries	**$ -**	**$ -**	**$ 5,156**	**$ (5,156)**
Effect of passed adjusting journal entries for June 30, 2013				
To adjust accrued nonnetwork income to reflect the amount received in July 2013 that was earned in June 2013	$ 17,955	$ (8,978)	$ -	$ (8,977)
Effect of current year (June 30, 2013) passed entries	**$ 17,955**	**$ (8,978)**	**$ -**	**$ (8,977)**
Total Cumulative Effect of Passed Adjustments for June 30, 2013 and 2012	$ 17,955	$ (8,978)	$ 5,156	$ (14,133)
Tax Effect	(3,905)	1,953	(1,122)	3,074
Total Cumulative Effect of Passed Adjustments, After-tax	**$ 14,050**	**$ (7,025)**	**$ 4,034**	**$ (11,059)**